Filed pursuant to Rule 253(g)(2)

File No. 024-11201

OFFERING CIRCULAR SUPPLEMENT NO. 3 DATED JULY 17, 2020

(To the offering circular dated May 13, 2020 and qualified on MaY 22, 2020)

Hemp Naturals, INC.

(Exact name of registrant as specified in its charter)

Date: July 17, 2020

Delaware	3990	47-5604166
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

16950 North Bay Road, Suite 1803
Sunny Isles Beach, Florida 33160

Telephone: 347-301-8431

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

www.hempofnaturals.com

EXPLANATORY NOTE

This document (the "Supplement") supplements and should be read in conjunction with the offering circular of Hemp Naturals, Inc. (the "Company," "we," "us," or "our") dated May 13, 2020 and qualified by the Commission on May 22, 2020 ("Offering Circular") and subsequently supplemented on June 26, 2020 and July 8, 2020.

The purpose of this Supplement is to disclose that we have changed the jurisdiction/state in which our securities will be offered from New York to Colorado.